Exhibit 14.1

MAI SYSTEMS CORPORATION

CODE OF ETHICS

PROGRAM ADMINISTRATION

EMPLOYEE REPORTING PROCEDURES AND INVESTIGATING MISCONDUCT

CORE VALUES AND CODE OF CONDUCT

CODE OF ETHICS APPLICABLE TO CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER AND OTHER FINANCIAL PERSONNEL

CODE OF BUSINESS CONDUCT AND ETHICS - TABLE OF CONTENTS

I.	HUMAN RESOURCES

II.	SUBSTANCE ABUSE

III	POLITICAL PARTICIPATION

IV.	ENVIRONMENT, HEALTH AND SAFETY

V.	INTERNAL CONTROLS
Control Activities Accounting Standards
Cash Disbursements
Cash and Check Acceptance

VI.	FRAUD & DEFALCATIONS (EMBEZZELMENT)

VII.	FOREIGN CORRUPT PRACTICES ACT

VIII.	CONFLICTS OF INTEREST

IX.	RELATIONSHIPS WITH SUPPLIERS/CONTRACTORS/CUSTOMERS
Special Requirements for Government Contracts

X.	RECORDS RETENTION/DESTRUCTION

XI.	ANTITRUST AND TRADE REGULATION

XII.	INSIDER INFORMATION AND SECURITIES TRADING

XIII.	MEDIA RELATIONS

XIV.	ADVERTISING AND STATEMENTS TO CUSTOMER

XV.	CONFIDENTIAL INFORMATION AND INTELLECTUAL PROPERTY
Confidential Information
Intellectual Property
Rights of Others

XVI.	INTERNET AND E-MAIL POLICY

POLICY ABOUT THE MAI SYSTEMS CORPORATION BUSINESS ETHICS AND COMPLIANCE PROGRAM

This Program is designed to satisfy the requirements of the Sarbanes Oxley Act regarding corporate governance and the Company’s enactment of a Code of Ethics for all employees and also additional standards for our Board of Directors, Chief Executive Officer, Chief Financial Officer and other financial personnel.

Our collective objective as directors, officers and employees of MAI Systems is to maximize the value of our shareholders’ investment in the Company, while conducting our business in a manner that is socially responsible, values-based, and in compliance with the letter and spirit of the law. Therefore, we have developed this Code of Ethics.

The Program includes two main components: (1) this Business Ethics and Compliance Manual, which includes a statement of our Core Values and Code of Conduct (collectively, the “Code”); and (2) procedures for Code administration. All employees, as a condition of employment or continued employment, will acknowledge in writing that they have received copies of this Manual, read it, and understand that the Code contains the Company’s expectations regarding employee conduct.

In general, the Company intends to cooperate in connection with any government investigation of alleged civil or criminal misconduct, and will coordinate all activity in connection with those investigations through the Company’s General Counsel.

Any waiver of any part of this Code of Ethics for executive officers or directors may be made only by the Board of Directors or a Board committee and will be promptly disclosed to shareholders.

PROGRAM ADMINISTRATION

A team including legal, internal audit and human resources has responsibility for Code enforcement. The Company has appointed a Compliance Committee which will perform various ongoing administrative functions in connection with the Code, including issuing Code updates and maintaining an employee feedback line (the MAI Systems Reporting Line) for receipt of questions and reports of potential employee violations of the Code.

EMPLOYEE REPORTING PROCEDURES AND INVESTIGATING MISCONDUCT

Our Code is designed to encourage participation by our employees and to provide a method to report conduct that they suspect is in violation of the Code.

All employees should be alert and sensitive to situations that could result in misconduct. If an employee believes that actions have taken place, may be taking place, or may be about to take place that violate or would violate the Code, they are obligated to bring the matter to the attention of the Company. You should first bring the matter to the attention of your supervisor. However, if the conduct in question involves your supervisor, if you have reported it to your supervisor and do not believe he/she has dealt with it properly, or if you otherwise do not feel that you can discuss the matter with your supervisor, you may either raise the matter with the next level of management or report it to the Compliance Committee. In reviewing a report received from an employee, a supervisor or manager should consider whether the report involves a potential violation of the Code and if so, they must report it immediately.

Any employee may communicate with Compliance Committee members, either anonymously or by name, by any of the following methods:

•      In writing, addressed to the General Counsel, either by internal mail or by U.S. mail; to MAI Systems, 26110 Enterprise Way, Lake Forest, California  92630;

•      By e-mail to brian.kretzmer@hotelinfosys.com or “james.dolan@hotelinfosys.com”;

•      By phoning the MAI Systems Reporting Line: (949) 598- 6181

Employees may also contact other Compliance Committee members (the Chief Executive Officer, Chief Financial Officer or Human Resources by any of these methods with any questions about the Code.

When reporting conduct suspected of violating the Code to Compliance Committee members, we prefer that you identify yourself in order to facilitate the Company’s ability to take appropriate steps to address the report, including conducting any appropriate investigation. If you wish to remain anonymous, you may; however, if you do not identify yourself, the Company may not have sufficient information to look into your allegations.

MAI Systems will use reasonable efforts to protect the identity of any employee who reports potential misconduct. Further, we expressly forbid any retaliation against any employee for reporting suspected misconduct. Any person who participates in any retaliation is subject to disciplinary action, including termination. The Company will also use reasonable efforts to protect the identity of employees about or against whom an allegation is brought unless and until it is determined that a violation has occurred. Any employee involved in any capacity in an investigation of a possible violation of the Code must not discuss or disclose any information to anyone outside of the investigation unless required by law or when seeking their own legal advice if necessary .

Employees must not use the Code in bad faith or in a false or frivolous manner. Further, you should not use the MAI Systems Reporting Line to report personal grievances not involving the Code. You should follow the Company’s “Open Door” policy to address those matters.

CORE VALUES AND CODE OF CONDUCT

Core Values

Our collective mission is to maximize the value of our shareholders’ investment in the Company while maintaining our core values, which are embodied under the following principles:

•      We conduct OUR business in a socially responsible manner within the letter and spirit of both the law and OUR Code of Conduct;

•      We recognize that people are our greatest strength. The quality of our people differentiates us and personifies our leadership position;

•      We treat customers, consumers and employees with respect and dignity;

•      We are committed to a well-established set of principles that address consumer privacy issues, and we take pride in being a trusted steward of consumer information;

•      We take very seriously our reputation for honest and ethical business dealings around the world; and

•      We seek customers and business partners whose ethical standards mirror our own, and decline to do business with unethical entities and individuals.

Code Of Conduct

This Code of Conduct includes a series of numbered Policy Statements. Some of them are summaries of more complete Company policies. Ultimately, we intend to make available copies of those more complete policies and other supporting information, such as copies of certain pertinent laws and regulations, in an MAI Systems Compliance Library maintained by the Compliance Committee on a Company intranet system. Until then, you may obtain complete policies and other available supporting information in the MAI Systems Compliance Library by contacting the Compliance Committee. From time to time, we may publish revisions or supplements to the Policy Statements as appropriate based on changes in the regulatory environment, changes in the businesses we conduct, or other factors.

The following are the Policy Statements contained in our Code of Conduct. Employees who violate the Code or its underlying policies are subject to disciplinary action, up to and including termination of employment. Specific examples of legal fines or penalties are included with some of the Policy Statements for illustration purposes only. Those examples are not exclusive, and are not intended to be a full description of all possible legal fines or penalties.

I.              HUMAN RESOURCES

As reflected by our operating principles, the Company recognizes that its greatest strength lies in the talent and the ability of its employees. The Company’s on-going policy is to protect and nurture this asset.

MAI Systems is committed to providing equal opportunity in all of our employment practices including selection, hiring, promotion, transfer, and compensation to all qualified applicants and employees without regard to race, color, sex or gender, religion, age, national origin, handicap, disability, citizenship status, veteran status, or any other status protected by law. MAI Systems also practices Affirmative Action. Affirmative Action means the initiation of special good- faith efforts to attract, employ, and advance women and minorities, Vietnam-era veterans and persons with disabilities so that a mix of qualified candidates is available when we make employment and promotion decisions. We must comply with these policies in every respect, both in letter and in spirit.

Policy Against Harassment

MAI Systems does not tolerate harassment of any of our employees, applicants, vendors or customers, and our policy is to maintain a working environment free from harassment. Any form of harassment related to an individual’s race, color, sex/gender (including same sex), religion, age, national origin, handicap, disability, citizenship status, veteran status or any other protected category is a violation of this policy and will be treated as a disciplinary matter. For these purposes, the term “harassment” includes:

•      Offensive remarks, negative stereotyping, comments, jokes or slurs, or other verbal or non-verbal conduct, pertaining to or showing hostility towards a person because of his or her race, color, sex/gender, religion, etc.;

•      Offensive sexual remarks, sexual advances, flirtations, propositions, requests for sexual favors or other verbal or non-verbal conduct of a sexual nature regardless of the gender of the individuals involved;

•      Unwelcome or offensive physical conduct, including touching, regardless of the gender of the individuals involved;

•      Display of offensive pictures, drawings or photographs or other communications, including e-mail;

•      Threatening reprisals for an employee’s refusal to “cooperate” or respond favorably to sexual advances, requests for sexual favors or for reporting a violation of this policy; and

•      Otherwise threatening, intimidating or hostile acts.

Please understand that harassing conduct is illegal whenever:

1.     Submission to the conduct is explicitly or implicitly made a condition of compensation, assignment, career development, advancement or any other term of employment;

2.     Submission to or rejection of the conduct is used as a basis for employment decisions; or

3.     The conduct has the purpose or effect of unreasonably interfering with an individual’s work performance or creates an intimidating, hostile or offensive work environment.

Harassment by non-employees of our employees in connection with their work, or harassment by our employees of applicants for employment, or employees of our vendors or customers, is also a violation of this policy.

If you believe that you are being harassed by another employee or by anyone else, or if you believe that someone else is, you should, without fear of reprisal, promptly report it to your supervisor. If the problem involves your supervisor, or if you do not want to discuss the problem with your supervisor, or if you previously have discussed the problem with your supervisor and believe further action is necessary to resolve the problem, then promptly report it to the Human Resources Department, or to the Compliance Committee. Managers must immediately report any incidents of harassment to Human Resources or to the Compliance Committee. Human Resources, or their designated representative, will carefully investigate each harassment complaint received by them or the Compliance Committee and take corrective action when appropriate. The Company will keep your complaint as confidential as reasonably possible and will not penalize you in any way for reporting conduct that you believe in good faith may be a violation of this policy.

Violations of this policy will subject an employee to disciplinary action, up to and including immediate termination. Therefore, if you have any questions about what constitutes harassing behavior or what conduct is prohibited by this policy, please discuss them with your supervisor, the Human Resources Department or the Compliance Committee.

MAI Systems cannot resolve a harassment problem unless we know about it. Therefore, it is your responsibility to bring any such problems to our attention so that we can take whatever steps are appropriate to correct the problem.

II.            SUBSTANCE ABUSE

MAI Systems does not tolerate being under the influence of or using alcohol in the workplace, the illegal use of drugs, or the abuse of other legally controlled substances. Unlawful actions that discredit the Company involving illegal drugs, controlled substances or alcohol during either working or non-working hours are grounds for disciplinary action, including termination. In order to better ensure a drug-free work environment for the safety and well being of all our employees, MAI Systems has adopted a Drug and Alcohol Policy, including certain drug screening procedures, a copy of which is in the Company’s employee handbook and the Compliance Library.

III.          POLITICAL PARTICIPATION

U. S. federal and state laws limit the nature and extent of individual and corporate political participation. For example, federal law and that of many states prohibit corporate contributions to political candidates or officeholders. Federal law and Company policy also state that the Company will not reimburse anyone for personal political contributions. The Company will not alter personal compensation in any way under any circumstances to reflect personal political contributions.

IV.          ENVIRONMENT, HEALTH AND SAFETY

The Company is committed to protecting and maintaining the quality of the environment and to promoting the health and safety of employees, customers and the communities where it operates. To meet that commitment employees must:

•      Operate in full compliance with both the letter and the spirit of environmental, health and safety laws and regulations;

•      Immediately report any environmental, health or safety problems to their manager;

•      Consider opportunities to improve environmental, health and safety programs; and

•      Be prepared to observe emergency preparedness plans if necessary.

You should direct reports of any actual or potential environmental, health or safety problems, or any questions about employees’ responsibilities or Company policies in these areas to your supervisor or the Compliance Committee.

V.            INTERNAL CONTROLS

The Company has established internal controls to provide reasonable assurance of achieving the following objectives:

•      Effectiveness and efficiency of operations;

•      The safeguarding and proper management of the Company’s assets;

•      Accurate and timely financial reporting in accordance with generally accepted accounting principles and applicable laws and regulations; and

•      Compliance with applicable laws and regulations.

MAI Systems employees are responsible for complying with internal controls applicable to their areas of responsibility. Also, employees need to be alert to situations, whether in their direct area of responsibility or otherwise, where internal controls could be improved. You may provide any suggestions you have for improving the Company’s controls to your supervisor or the Compliance Committee. No officer, employee or other person acting on behalf of the Company will engage in any activity that circumvents or compromises the Company’s systems of internal controls.

Control Activities

To achieve its internal control objectives, the Company has implemented certain control activities relating to both manual and automated systems. Examples of control activities include: approvals and authorizations of transactions, segregation of duties, verification of supporting documents, reconciliation of accounts, reviews of key financial reports and operating statistics, physical and logical security of Company assets, and validity checks and balancing procedures for data processing.

Accounting Standards

All accounting records and financial statements should be recorded in accordance with U.S. generally accepted accounting principles (GAAP), or that of another jurisdiction where appropriate. In order to provide guidance on GAAP, MAI Systems Corporate Accounting has established the MAI Systems Accounting Standards, which is available from Corporate Accounting or the MAI Systems Compliance Library maintained by the Compliance Committee. You should direct questions on the treatment of a particular accounting issue to your financial controller or Corporate Accounting.

Cash Disbursements

Company policy prohibits cash disbursements except for nominal disbursements drawn from established and properly recorded petty cash accounts. All checks will be drawn only to the ultimate payee. No checks will be drawn to cash or bearer. You can obtain specific guidance on disbursement procedures from your group controller/financial manager or the MAI Systems Compliance Library.

Cash and Check Acceptance

No employee other than those specifically authorized may accept cash or checks or similar negotiable instruments from a customer or vendor unless a manager is present. You must always provide a written receipt to the person providing the payment. The Company may hold any employee who fails to follow this procedure liable for any monetary loss.

VI.           FRAUD AND DEFALCATIONS (EMBEZZELMENT)

Any type of fraud or defalcation will result in serious consequences and disciplinary action, up to and including immediate discharge. According to the American Institute of Certified Public Accountants, fraud and defalcations include the following:

•      Misappropriation or embezzlement of any of MAI Systems’ property, assets or services. Intentional misstatement, misclassification or omission in MAI Systems’ s financial statements, including intentional misapplication of accounting principles; and

•      Manipulation, falsification or alteration of accounting records or supporting documentation.

If you suspect that fraud or defalcation has occurred, you must immediately notify your manager or the Compliance Committee so that they may notify MAI Systems’ s Internal Audit Department. Internal Audit has developed procedures for handling suspected fraud or defalcation and will coordinate the investigation with the Compliance Committee, the Legal Department and other areas.

VII.         THE FOREIGN CORRUPT PRACTICES ACT

The U.S. Foreign Corrupt Practices Act, as amended by the International Anti-Bribery and Fair Competition Act of 1998 (FCP A), makes it a crime to bribe officials of another country. The law applies to U.S. companies and their domestic and foreign subsidiaries, and their employees or agents (whether or not U.S. nationals), as well as other foreign persons who violate the law in the U.S. The FCPA has two basic parts: (1) anti-bribery provisions, and (2) accounting and record-keeping requirements.

The anti-bribery provisions make it illegal to bribe a foreign public official, political party, party official or candidate for political office, or an official of a public international organization. The FCP A defines a “bribe” as any payment, directly or indirectly, or any offer or promise to pay, anything of value (whether cash or otherwise) to the recipient for the purpose of influencing or rewarding an act or decision to obtain, retain or direct business, or for the purpose of obtaining any “improper advantage” (e.g., tax breaks, immunities, permits or priorities not otherwise earned). The FCP A’s accounting and record-keeping provisions require companies to keep detailed corporate books, records and accounts, and prohibit the falsification of those materials. The accounting and record- keeping provisions apply to domestic as well as foreign operations of publicly traded U.S. companies. These requirements complement the anti-bribery provisions by preventing the creation of unreported slush funds for illegal payments. It is important to understand that the law requires strict accuracy in documentation and reporting.

These provisions can be interpreted to include relatively small sums from petty cash funds.

Consistent with the FCP A, MAI Systems corporate policy requires:

•      No Company employee or agent will pay or offer a “bribe” as defined in the FCP A;

•      No Company employee or agent will establish any undisclosed or unrecorded fund of cash or assets for any purpose, or make any false, artificial, or misleading entries in any books or records of MAI Systems;

•      No Company employees or agents will approve or make any payment for any purpose other than that described by the document supporting the payment; and

•      The Company’s Chief Financial Officer or their written designee must provide prior written approval before a Company employee or agent:

•      Makes any payment or gift to foreign public or party officials, international public officials or foreign political candidates of more than a nominal value;

•      Pays travel or lodging expenses of, or makes any substantial entertainment expenditure for, any of those officials;

•      Makes any “facilitating or grease payments” to facilitate routine governmental action of more than a nominal value;

•      Makes contributions to campaigns of foreign political parties, officials or candidates;

•      Engages an agent, consultant, or advisor who may have dealings with foreign governments or political parties on behalf of MAI Systems; or

•      Makes any payment arrangements where a person performing services or selling goods in one country requests that payments be made in another country (“split payments arrangements”).

Anyone who is convicted of violating the FCPA is subject to substantial fines or imprisonment.

VIII.       CONFLICT OF INTEREST

We expect MAI Systems employees to avoid any activity, investment, interest or association that interferes or appears to interfere with their independent exercise of judgment in carrying out an assigned job responsibility. Conflicts of interest may arise in many situations. They occur most often where an employee or his/her family members obtain some personal benefit at the expense of the Company. If there are any questions whether or not a specific act or situation represents, or appears to represent, a conflict of interest, that employee should consult his or her supervisor or the Compliance Committee.

Some of the most common conflict situations are

•      Outside Financial Interests: No employee will have a significant financial interest, either directly or indirectly, in any supplier, contractor, customer or competitor of the Company, or in any business transaction involving the Company, without full disclosure to and written clearance from the Compliance Committee;

•      Doing Business with Relatives: No employee will engage in any business transaction on behalf of the Company with a relative by blood or marriage, or with a firm of which that relative is a principal, officer or representative, without prior full disclosure to and written clearance from an appropriate Company officer; and

•      Use of Companv Propertv: No employee will use Company property and services for their personal benefit unless use of that property and those services has been properly approved for general employee or public use. You must obtain prior Company approval for the use of Company-owned land, materials, equipment, etc., under any other circumstances. You must not sell, lend, give away or otherwise dispose of Company property, regardless of condition or value, without proper authorization.

IX.           RELATIONSHIPS WITH SUPPLIERS /CONTRACTORS/CUSTOMERS

Dealing with suppliers, contractors and customers may be sensitive, involving issues of law and ethics. The following guidelines supplement but do not replace specific criteria in the Company’s purchasing or sales policies:

•      Treatment of Others: Employees must treat all suppliers, contractors and customers fairly and honestly at all times;

•      Accepting: or Giving Monev. Gifts or Entertainment: No employee, personally or on behalf of the Company, will directly or indirectly request, accept, offer or give money, gifts of other than nominal value, unusual hospitality or entertainment, loans (except from lending institutions) or any other preferential treatment in dealing with any present or potential MAI Systems supplier, contractor, customer or competitor; and

•      Pavments to Purchasing Agents: No employee, personally or on behalf of the Company, will make payments to purchasing agents or other employees of any supplier, contractor or customer to either obtain or retain business, or to realize higher or lower prices for the Company. However, you may give gifts of nominal value on customary gift-giving occasions.

Special Requirements for Government Contracts

The Company provides products and services to certain state and federal government agencies.  Employees  who are involved with such contracts must be careful to follow additional rules that apply to government contracts. Some of those rules are as follows:

•      It is illegal under both U.S. federal and state law to solicit, offer, or pay any bribe or other gratuity to a public official for the purpose of influencing an official act or decision;

•      It is illegal under the U.S. federal False Claims Act to file a false report or make any false statement for the purpose of either making a claim for payment from the government, or avoiding a specific payment obligation to the government.

X.            RECORDS RETENTION/DESTRUCTION

The Company’s corporate records are important assets. Corporate records include essentially all records you produce as an employee, whether hard copy or electronic. A record may be as obvious as a memorandum, an e-mail, a contract or a case study, or something not as obvious, such as a computerized desk calendar, an appointment book, or an expense record.

The law requires us to maintain certain types of corporate records, usually for a specified period of time. Failure to retain those records for those minimum periods could subject the Company to penalties and fines, cause the loss of rights, obstruct justice, place the Company in contempt of court, or seriously disadvantage the Company in litigation.

From time to time the Company establishes retention or destruction policies or schedules for specific categories of records in order to ensure legal compliance, and also to accomplish other objectives, such as preserving intellectual property and cost management. We expect all employees to fully comply with any published records retention or destruction policies and schedules, provided that all employees should note the following general exception to any stated destruction schedule: If you believe, or the Company informs you, that Company records are relevant to litigation, or potential litigation (i.e., a dispute that could result in litigation), then you must preserve those records until the Legal Department or Compliance Committee determines the records are no longer needed. That exception supersedes any previously or subsequently established destruction schedule for those records. If you believe that exception may apply, or have any question regarding the possible applicability of that exception, please contact the Legal Department or the Compliance Committee.

XI.           ANTITRUST AND TRADE REGULATION

MAI Systems complies fully with the letter and the spirit of all applicable laws goveming antitrust and trade regulation. Those laws are designed to ensure free and open competition in the marketplace by prohibiting any activities that unfairly or unreasonably restrict normal competition. The antitrust laws of the U.S. and other countries prohibit, under various circumstances, activities such as price fixing, territorial divisions, unfair price discrimination, monopolizing trade, unreasonably refusing to deal with a particular customer or vendor, and “tying” arrangements where a customer is required to buy one product or service in order to obtain another product or service. Antitrust violations can subject both the employee and the Company to substantial penalties, including civil, criminal, and disciplinary action or discharge from the Company. Although it is impossible to list all possible examples of antitrust violations, the following rules demonstrate the types of activities that you should avoid:

•      Relations with Competitors: MAI Systems employees must not participate in any arrangement with competitors to fix prices. Examples of price fixing include rigged or coordinated bidding and the systematic exchange of price information. You must not take any action with competitors to divide or allocate markets, or to mutually refuse to deal with third parties. To avoid the appearance of these activities, employees must be careful to limit the exchange of information with our competitors;

•      Relations with Customers: Our employees must not require our customers to resell our product or services at specified resale prices or at prices exceeding specified minimums. (That restriction generally does not apply to agents selling our products or services on our behalf.) Under certain circumstances it may be unlawful to prohibit our customers from buying products or services from other suppliers. Although the Company has a broad right to select the customers with whom it wants to do business, that right must be exercised with caution, and any refusal to deal with a particular customer must be evaluated carefully;

•      Relations with Suppliers: We must not enter into agreements with our suppliers to resell their products or services at specified resale prices or at prices exceeding specified minimums. Also, under certain circumstances, we may not enter into agreements with suppliers prohibiting them from selling to competitors of the Company; and

•      Trade Associations: When representing the Company in trade association activities, employees must be careful not to share pricing or other non-public competitive information, or engage in any other activity that could reasonably be construed as price fixing or in restraint of trade.

In addition to complying with U.S. and foreign antitrust laws, MAI Systems employees must comply with a number of laws governing trade regulation in general. Those laws require that all employees refrain from any unfair or deceptive methods of competition, including false or misleading advertising, making false statements concerning competitors or their products, and inducing our competitors’ customers or employees to breach their contracts with our competitors. Contact the Legal Department or the Compliance Committee if you have any questions about what type of activities would be considered to violate antitrust or trade regulation laws.

XII.         INSIDER INFORMATION AND SECURITIES TRADING

As a publicly traded company, MAI Systems is required to provide full and fair public disclosure on a timely basis of various non-public information that would materially affect the value of MAI Systems stock. In the course of business, some employees may have access to material “inside” information before it becomes public knowledge. Until it is released to the public, that inside information must be kept confidential. Use of inside information for personal gain or the release of that information to others who may use it for personal gain is considered to be a fraud against the Company and against other members of the investing public who are disadvantaged because they do not have access to the information. An employee who does so is in violation of U.S. law and Company policy.

The improper use of inside information, or “insider trading,’ generally is used to refer to:

•      Trading by an insider, while in possession of or based on material inside information;

•      Trading by a non-insider, while in possession of or based on material inside information, where the information either was disclosed to the non-insider in violation of an insider’s duty to keep it confidential or was misappropriated; or

•      Communicating material inside information to others whose jobs do not require them to have the information to enable them to trade on that information.

The concept of “insider” is broad. It includes Company officers, directors and employees, and “temporary insiders” who enter into a special confidential relationship in the conduct of the Company’s affairs and are given access to inside information. A temporary insider can include MAI Systems’ s attorneys, accountants, consultants, bank lending officers, and the employees of those parties.

Information is generally considered to be “material” if a reasonable investor would likely consider it to be important in making his or her investment decision, or if the release of the information is reasonably certain to have an effect on the price of the Company’s stock. Information you should consider material includes, but is not limited to: a pending stock split, dividend changes, earnings estimates, changes in previously released earnings estimates, significant merger or acquisition proposals or developments, major litigation, the acquisition or loss of a major contract, and extraordinary management developments.

Information is “inside” until it has been communicated to the market and the market has had time to “absorb” the information. For example, information found in a report filed with the Securities and Exchange Commission, or appearing in The Wall Street Journal or other publications of general circulation, would be considered public. As a rule of thumb, the market has had time to absorb information that has been public for two full business days.

Penalties for trading on or communicating material inside information are severe, both for individuals involved in the unlawful conduct and their employers. Where a violation occurs, a person can be subject to substantial penalties, including civil liability, criminal liability, and disciplinary action or termination of employment, even if they do not personally benefit from the violation.

The following guidelines should help you comply with the rules regarding insider trading:

•      You must not share inside information with those people inside MAI Systems whose jobs do not require them to have the information;

•      You must not disclose any sensitive or non-public information to anyone outside the Company except in accordance with MAI Systems’ standard procedures for the release of non-public information; and

•      When you have material inside information regarding MAI Systems (or material non-public information regarding any other publicly traded company that you have obtained as a result of your employment with MAI Systems) you must not buy or sell, or advise anyone else to buy or sell, the securities of MAI Systems or any other company that might be materially affected by the information, until that information is disclosed to the public and absorbed by the market.

Contact either the Compliance Committee, or General Counsel if you have any questions about what type of information is considered inside information.

XIII.       MEDIA RELATIONS

In all our dealings with the press and other media, the Company must speak with a unified voice. Accordingly, except as otherwise designated by the Company’s Chief Executive Officer, Corporate Public/Media Relations is the sole contact for media seeking information about MAI Systems. Any requests from the media must be referred to Public/Media Relations. They will deal directly with the media and make appropriate arrangements. Public/Media Relations must approve any articles, press releases, or other public communication involving the Company prior to publication.

XIV.       ADVERTISING AND STATEMENTS TO CUSTOMERS

All our advertising, representations and claims about products or services must be truthful and not deceptive. False, misleading or unfair comparisons with, or claims concerning, the products or services of others may be considered deceptive, and you must avoid them.

XV.        CONFIDENTIAL INFORMATION AND INTELLECTUAL PROPERTY

Confidential Information

One of the Company’s most valuable assets is its body of business information, which includes information that is confidential to MAI Systems. Confidential information is information that is not generally known to the public or our competitors, and which would harm the Company if it were disclosed inappropriately. Failure to adequately protect this confidential information could place MAI Systems at a disadvantage in the marketplace.

As an MAI Systems employee, you are responsible and accountable for the integrity and protection of the Company’s confidential information, and you must take all reasonable precautions to protect this information from improper disclosure. You must not disclose confidential information except when it is necessary and appropriate in connection with your responsibilities. You should handle carefully any documents containing confidential information during working hours, and properly secure them at the end of the business day. You should pay particular attention to the security of data stored on our computer systems. You must maintain the secrecy of all computer passwords, log off from all computer systems, and secure any equipment when not in use.

Intellectual Property

The Company’s intellectual property includes inventions, improvements, ideas, information, software, models and programs, together with the related materials, documentation, patents, trademarks, copyrights, and other rights that go along with them. MAI Systems will normally be the exclusive owner of all rights in intellectual property that is related to our businesses or is developed by our employees and contractors in the course of their employment or service with MAI Systems. This is true whether or not the employees or contractors make the developments during working hours, on Company premises, or using Company material or resources.

MAI Systems’ intellectual property rights are extremely valuable to the Company. They are also extremely “fragile,” because they can be compromised or even forfeited if we do not vigilantly protect  them. In order to protect the Company’s intellectual property, all MAI Systems employees and contractors should use their best efforts to:

•                  Recognize and identify the Company’s actual or potential intellectual property assets;

•                  Notify the appropriate MAI Systems personnel (either a senior technology officer, the Legal Department or the Compliance Committee) of the existence and development of intellectual property assets;

•                  Assist in securing MAI Systems’ ownership of intellectual property assets;

•                  Assist, where appropriate, in registering, patenting, or otherwise legally protecting intellectual property assets;

•                  Use the intellectual property assets properly, including in licensing and other transactions;

•                  Prevent any infringement or misuse of the Company’s intellectual property;

•                  Notify the appropriate MAI Systems personnel (your manager, the Legal Department or the Compliance Committee) of any potential infringement or misuse of the Company’s intellectual property, so that we may take appropriate action; and

•                  Have outside vendors, contractors, licensees, joint venture partners and employees sign the appropriate MAI Systems documents acknowledging MAI Systems’ intellectual property ownership.

Rights of Others

MAI Systems employees and contractors also must ensure that they do not misuse the intellectual property or confidential information of any other parties. There are several U.S. federal and state laws that prohibit the theft or unauthorized use of the intellectual property or confidential information of others. Violations of those laws can result in substantial fines or imprisonment. When new employees are hired, it is especially important to ensure that they do not improperly disclose any confidential information of others to the Company or use others’ intellectual property for the Company’s advantage.

XVI.       MAI SYSTEMS INTERNET AND E-MAIL POLICY

MAI Systems provides Internet access to certain MAI Systems employees to assist and facilitate business communications. You may use that Internet access only for legitimate MAI Systems business purposes in the course of your assigned duties, except as otherwise set out in the Company’s full policy, which can be found in the Company’s Compliance Library. MAI Systems also permits employees to use home Internet accounts for MAI Systems business purposes as long as they follow this policy at all times while using home accounts for MAI Systems business purposes. The Company’s full policy also provides that PCs accessing the Internet must have approved virus protection software, and a firewall system must be in place between the Internet and any MAI Systems customer or vendor computer system or network containing unencrypted MAI Systems information not for public knowledge. There are numerous other security guidelines within the overall policy that you must follow. Further, the Company’s policy prohibits employees from discussing or posting information regarding the Company in any external electronic forum, including Internet chat rooms or electronic bulletin boards. Violations of the Company’s policies may result in disciplinary or other action, including but not limited to, loss of access, termination of employment or contract and/or prosecution.

We have installed an e-mail system to facilitate effective communications. The e-mail system is the Company’s, and the contents of all e-mails are Company property. MAI Systems reserves the right, at any time and without prior notice, to examine all messages created, received and sent over the e-mail system, personal file directories and other information stored on MAI Systems computers. Examining that information is important to ensure compliance with internal policies, support the performance of internal investigations and assist with the management of MAI Systems’ systems. In addition, MAI Systems’ firewall systems are capable of keeping detailed audit logs describing every request, both in-bound and out-bound, and authorized individuals monitor those systems.

REMEMBER:

If you have questions about the Code, consult with your supervisor or the Company’s Compliance Committee members (Chief Executive Officer, Chief Financial Officer, General Counsel, or the Human Resource Department where indicated).

You are responsible for reporting to your supervisor or Compliance Committee member, or Human Resources where indicated, any events, practices or circumstances that you suspect may violate the Code.